FRANKLIN CREDIT MANAGEMENT CORPORATION 8-K

Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

FRANKLIN CREDIT MANAGEMENT CORPORATION

Franklin Credit Management Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation at a special meeting of the Board of Directors unanimously adopted a resolution proposing and declaring advisable the following Amendment to the Certificate of Incorporation of said corporation:

SECOND: Immediately upon the effectiveness of this amendment to the Corporation’s Certificate of Incorporation (the “Effective Time”), each two hundred (200) shares of the Corporation’s common stock, par value $.01 per share, shall be converted into one (1) share of the Corporation’s common stock, par value $.01 per share, as constituted following the Effective Time.

THIRD: To accomplish the foregoing Amendment to the Certificate of Incorporation of the Corporation, the following paragraph is added at the end of ARTICLE IV of the Certificate of Incorporation:

“Reverse Stock Split. Effective as of the effectiveness of the Amendment to this Certificate of Incorporation adding this paragraph at the end of ARTICLE IV and without regard to any other provision of this Certificate of Incorporation, each two hundred (200) shares of Common Stock, par value $.01 per share, either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the time this Amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one (1) share (and fractional shares as may be applicable based upon such 1-to-200 ratio) of fully paid and nonassessable Common Stock, par value $.01 per share (the “Reverse Stock Split”), provided that no fractional shares shall be issued as a result of this Reverse Stock Split to any stockholder of record that owns less than one (1) share as a result of the Reverse Stock Split. In lieu thereof, the Corporation shall pay to each such holder of record of any such fractional share an amount equal to $0.50 per share on a pre-split basis. Holders of record of at least one (1) share, will receive fractional shares as a result of the Reverse Split to the extent the amount is not equally divisible by two hundred (200), and they will not be entitled to receive any cash payment.”

FOURTH: In lieu of a meeting and vote of stockholders, holders of 66.67% of the shares eligible to vote have given written consent to said Amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FIFTH: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 228 of the General Corporation Law of the State of Delaware.

Sixth: That the aforesaid amendment is being filed pursuant to Section 242 of the General Corporation Law of the State of Delaware.

Seventh: This amendment will become effective as of 5:00 pm on January 20, 2015.

IN WITNESS WHEREOF, Franklin Credit Management Corporation has caused this Certificate to be signed by Thomas J. Axon, its President, this 20th day of January, 2015.

FRANKLIN CREDIT MANAGEMENT CORPORATION

By:	/s/ Thomas J. Axon
Thomas J. Axon
President